Exhibit 99.2

Ayr Wellness Provides Final Results of Warrant Acceleration and
Incentive

MIAMI, October 20, 2021– Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a vertically-integrated cannabis multi-state operator (MSO), today announced the final results of its accelerated warrant acceleration expiry and incentive program.

The Company’s trustee, Odyssey Trust, has made final determinations in connection with the warrant exercises prior to the accelerated expiry deadline of September 30, 2021. A total of 5.85 million (91%) of the publicly-held warrants exercised were exercised for cash and received the benefit of the incentive. As a result, Ayr will add approximately US$49.7 million in cash to its balance sheet. The remaining 9% of publicly-held warrants exercised were settled for shares on a net basis, resulting in the issuance of approximately 357,000 additional shares.

After the completion of the warrant exercise, the Company has approximately 56.2 million subordinate, restricted and limited voting shares outstanding as of September 30, 2021. On a diluted basis, including the remaining 2.9 million sponsor warrants and shares expected to be issued in connection with previously announced M&A transactions, but excluding employee incentive compensation, the Company has approximately 70.3 million subordinate, restricted and limited voting shares outstanding as of September 30, 2021. An updated capitalization table can be found in the Company’s latest investor presentation.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; acquisitions may not be able to be completed on satisfactory terms or at all or may not be successful; and Ayr may not be able to raise additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Brian Pinkston

MATTIO Communications

T: (703) 926-9159

Email: ir@mattio.com

Email: IR@ayrwellness.com